UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers:
001-01373
333-100771
333-100772
333-215999
333-175304

MODINE MANUFACTURING COMPANY
(Exact name of registrant as specified in its charter)

Modine Manufacturing Company
1500 DeKoven Avenue
Racine, Wisconsin 53403
(262) 636-1200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests under Modine 401(k) Retirement Plan for Hourly Employees and
Modine 401(k) Retirement Plan for Salaried Employees
(Title of each class of securities covered by this Form)

Modine Manufacturing Company’s Common Stock, $0.625 par value per share(1)
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None.(2)

(1) Although the duty to file reports under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), has been terminated with respect to the Modine 401(k) Retirement Plan for Hourly Employees and the Modine 401(k) Retirement Plan for Salaried Employees (the “Plans”), the duty of Modine Manufacturing Company (the “Company”) to file reports under Sections 13(a) or 15(d) remains with respect to the Company’s common stock, par value $0.625 per share.

(2) On March 2, 2018, Post-Effective Amendment No. 1 to Form S-8 Registration Statements (Nos. 333-100771, 333-100772 and 333-215999) and Post-Effective Amendment No. 2 to Form S-8 Registration Statement (No. 333-175304) were filed with the Securities and Exchange Commission to terminate the offerings and deregister all the unsold shares of common stock of the Company and related plan interests of the Company offered to employees of the Company under the Plans. Accordingly, this Form 15 is being filed to report the suspension of the Company’s duty to file reports under Section 15(d) of the Exchange Act, including on Form 11-K.

Pursuant to the requirements of the Exchange Act, the Plans have caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Modine 401(k) Retirement Plan for Hourly Employees
Modine 401(k) Retirement Plan for Salaried Employees

Date:	March 2, 2018	By:	/s/ Thomas A. Burke
Thomas A. Burke
President and Chief Executive Officer